===============================================================================


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                         _________________________

                               SCHEDULE 14D-9

                         _________________________

                   SOLICITATION/RECOMMENDATION STATEMENT
                           UNDER SECTION 14(D)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _____)

                     WESTIN HOTELS LIMITED PARTNERSHIP
                         (NAME OF SUBJECT COMPANY)

                    MADISON LIQUIDITY INVESTORS 103, LLC
                       MADISON/WP VALUE FUND IV, LLC
                  MADISON AVENUE INVESTMENT PARTNERS, LLC
                         THE HARMONY GROUP II, LLC
                              BRYAN E. GORDON
                     (NAME OF PERSONS FILING STATEMENT)

                   UNITS OF LIMITED PARTNERSHIP INTERESTS
                       (TITLE OF CLASS OF SECURITIES)

                                960 377 109
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              BRYAN E. GORDON
                    MADISON LIQUIDITY INVESTORS 103, LLC
                         410 PARK AVENUE, SUITE 540
                             NEW YORK, NY 10022
                               (646) 840-1242

                        (NAME, ADDRESS AND TELEPHONE
                       NUMBER OF PERSON AUTHORIZED TO
                   RECEIVE NOTICES AND COMMUNICATIONS ON
                  BEHALF OF THE PERSONS FILING STATEMENT)

                              WITH A COPY TO:

                         Steven G. Scheinfeld, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                              (212) 859-8000

 [   ]  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
         COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

ITEM 1. SUBJECT COMPANY INFORMATION

     (a) Name and Address. The name of the subject company is Westin Hotels Limited Partnership, a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is 1111 Westchester Avenue, White Plains, New York 10604. The telephone number of the principal executive offices of the Partnership is (800) 323-5888.

     (b) Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the limited partnership units of the Partnership (the "Units"). According to the Schedule 14D-9 filed by the Partnership on October 16, 2003, there were 135,600 Units outstanding as of October 15, 2003.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     (a) Name and Address. The filing persons are Madison Liquidity Investors 103, LLC ("MLI 103"), Madison/WP Value Fund IV, LLC, Madison Avenue Investment Partners, LLC, The Harmony Group II, LLC and Bryan E. Gordon (collectively, the "Filing Persons"). The business address of each Filing Person is 410 Park Avenue, Suite 540, New York, New York 10022. The business telephone number of each Filing Person is (646) 840-1242.

     (d) Tender Offer. This Statement relates to the tender offer by WHLP Acquisition LLC ("Acquisition Sub"), a Delaware limited liability company and wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation ("Starwood"), for all of the outstanding Units of the Partnership, at a cash price of $625 per Unit, without interest, reduced by the amount of distributions per Unit, if any, declared or paid by the Partnership from October 1, 2003 until the date on which Acquisition Sub purchases the Units tendered pursuant to the Offer to Purchase and Solicitation Statement, dated November 4, 2003 (as it may be amended from time to time, the "Offer to Purchase"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Agreement of Assignment and Transfer (which, as they may be amended from time to time, constitute the "Offer"). In connection with the Offer, Acquisition Sub is soliciting consents to proposals (the "Proposals") described in the Offer to Purchase that would facilitate the transfer of Units to Acquisition Sub and its ability to effect a merger, immediately after completion of the Offer, of Acquisition Sub or one of its affiliates and the Partnership (the "Merger"). In the Merger, each outstanding Unit not owned by Acquisition Sub or one of its affiliates would be converted into the right to receive cash in an amount equal to the price per Unit payable in the Offer.

     According to the Tender Offer Statement on Schedule TO filed by Acquisition Sub and Starwood on November 4, 2003, the address of the principal executive offices of each of Acquisition Sub and Starwood is 1111 Westchester Avenue, White Plains, New York 10604.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (d) Conflicts of Interest. As of the date hereof, there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Filing Persons or their respective affiliates and (i) the Partnership, its executive officers, directors or affiliates or (ii) Acquisition Sub, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Solicitation or Recommendation. The Filing Persons are advising holders of Units ("Unitholders") to reject the Offer, not tender their Units pursuant to the Offer and vote against the Proposals. MLI 103 is sending to Unitholders a letter recommending that they reject the Offer, not tender their Units pursuant to the Offer and vote against the Proposals. A copy of such letter is attached to this Statement as Exhibit
(a)(1).

     (b) Reasons. The Filing Persons are advising holders of Units to reject the Offer, not tender their Units pursuant to the Offer and vote against the Proposals for the following reasons:

o Improving Hotel Performance and Market Conditions: The operating performance of the Westin Michigan Avenue Hotel (the "Hotel"), the Partnership's only remaining property, has been steadily improving, and should continue to do so given the economic rebound and recovery of the hotel market. As a result, the Filing Persons believe that the Partnership and the Unitholders will begin realizing greater value from their investment in the coming months. In fact, the Hotel's RevPar, a key lodging industry benchmark of operating performance, has increased from $99.20 as of September 2002, to $109.72 as of March 2003 and $118.49 as of September 2003 -- representing a 19% increase in RevPar over the past year.

o Low Offer Price: The Filing Persons do not believe that the Offer reflects the fair value of the Units. Additionally, if one considers that Starwood is seeking control, the Offer seems even lower as no adequate control premium is being offered. The price being offered in the Offer for the Units is much less than Unitholders would receive either through a liquidation of the Hotel today, or through a liquidation at some future time after the hotel market further improves.

o Conflicts of Interest: Starwood owns the Partnership's General Partner as well as the entity making the tender offer, Acquisition Sub. Presumably, Acquisition Sub has the best interests of Starwood's shareholders in mind, which means that Acquisition Sub will purchase Units for as little as possible to maximize value for Starwood's shareholders. This conflicts with the General Partner's fiduciary duty to maximize the value of the Units.

o Improper Process: The Filing Persons do not believe that Starwood has undertaken a fair and proper process, nor properly upheld its duty as General Partner. Starwood has disclosed that Unitholders would not get appraisal or dissenter's rights in the Offer or the Merger. The sale to Starwood would take place without the benefit of an appraisal of or a marketing effort for the property. Starwood is taking advantage of Unitholders in its role of General Partner, in an effort to solely benefit Starwood itself and its shareholders.

     (c) Intent to Tender. Neither the Filing Persons nor any of their affiliates intend to tender pursuant to the Offer any of the Units they hold of record or own beneficially.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) Solicitations or Recommendations. No persons or classes of persons have been employed, retained or are to be compensated to make solicitations or recommendations in connection with the Offer or the transactions contemplated thereby.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (b) Securities Transactions. Set forth below is a list of contractual arrangements that the Filing Persons or their affiliates have entered into to purchase Units during the 60-day period immediately preceding the date of this Statement. All of such arrangements were entered into by Windy City Investments, LLC, a Delaware limited liability company.


DATE OF CONTRACTUAL        NUMBER OF         NUMBER OF UNITS      AVERAGE PRICE OF      SELLER(S) (OR
    ARRANGEMENTS          CONTRACTUAL        CONTRACTED TO BE    UNITS CONTRACTED TO    INTERMEDIARY,
                         ARRANGEMENTS       PURCHASED ON SUCH      BE PURCHASED ON      AS APPLICABLE)
                        ENTERED INTO ON            DATE               SUCH DATE
                           SUCH DATE
--------------------- --------------------- -------------------- --------------------- -----------------
 September 11, 2003            1                    15                 $600.00            3rd-Party
                                                                                       Matching Service
--------------------- --------------------- -------------------- --------------------- -----------------
 September 12, 2003            2                    25                 $600.00           Individuals
--------------------- --------------------- -------------------- --------------------- -----------------
 September 17, 2003            1                   1,052               $600.00           Institution
--------------------- --------------------- -------------------- --------------------- -----------------
 September 18, 2003            1                     5                 $600.00            Individual
--------------------- --------------------- -------------------- --------------------- -----------------
  October 6, 2003              1                    20                 $600.00            Individual
--------------------- --------------------- -------------------- --------------------- -----------------
  October 21, 2003             1                    20                 $600.00            Individual
--------------------- --------------------- -------------------- --------------------- -----------------
  October 24, 2003             1                    30                 $550.00            Individual
--------------------- --------------------- -------------------- --------------------- -----------------
  October 28, 2003             1                    15                 $554.00            Individual
--------------------- --------------------- -------------------- --------------------- -----------------


ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Not applicable.

ITEM 8. ADDITIONAL INFORMATION

        (b) Other Material Information. None.

ITEM 9. EXHIBITS

        The following exhibits are filed herewith:

  EXHIBIT NUMBER                                       DESCRIPTION
  --------------                                       -----------

  (a)(1)              Letter to Unitholders, dated November 13, 2003

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                   MADISON LIQUIDITY INVESTORS 103, LLC

               By: Madison/WP Value Fund IV, LLC, Managing Member

                   /s/ Bryan E. Gordon
                   --------------------------------
                   Bryan E. Gordon, Managing Director


                   MADISON/WP VALUE FUND, IV, LLC

               By:
                   /s/ Bryan E. Gordon
                   --------------------------------
                   Bryan E. Gordon, Managing Director

                   MADISON AVENUE INVESTMENT PARTNERS, LLC

               By:
                   /s/ Bryan E. Gordon
                   --------------------------------
                   Bryan E. Gordon, Managing Director

                   THE HARMONY GROUP II, LLC

               By:
                   /s/ Bryan E. Gordon
                   ---------------------------------
                   Bryan E. Gordon, Managing Member


                    /s/ Bryan E. Gordon
                    -------------------
                    BRYAN E. GORDON


Dated:  November 13, 2003

                               EXHIBIT INDEX

  EXHIBIT
   NUMBER                                             DESCRIPTION
  -------                                             -----------

  (a)(1)              Letter to Unitholders, dated November 13, 2003